SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of November 2009

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of October and Cumulative for 10 Months of 2009, Compared with Prior Year Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of September 2009 Relative to Industry Results or Levels.

2.	Registrant’s Estimated North American Retail Unit Sales Activity For Selected Construction Equipment During the Month of October and Cumulative for 10 Months of 2009, Relative to Industry Results or Levels, Compared with Prior Year Periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ STEVEN C. BIERMAN
Steven C. Bierman
Chief Financial Officer

November 16, 2009

CNH Global N.V.

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of October and Cumulative for 10 Months 2009, Compared with Prior Year

Periods, and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of September 2009

Relative to Industry Results or Levels

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	October N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of October 2009

Agricultural Tractors: under 40 horsepower (2WD)	(25.3)%	Down moderate double digits, in line with the industry

40 to 100 horsepower (2WD)	(35.3)%	Down moderate double digits, slightly more than the industry

over 100 horsepower (2WD)	(22.1)%	Down moderate double digits, slightly more than the industry

4 wheel drive tractors	(6.1)%	Down low double digits, moderately more than the industry

Sub total tractors over 40 hp	(29.4)%	Down moderate double digits, slightly more than the industry

Total Ag tractors	(27.6)%	Down moderate double digits, slightly more than the industry

Combines	5.6%	Up high double digits, significantly more than the industry

RETAIL UNIT SALES: 10 MONTHS 2009

Agricultural Tractors: under 40 horsepower (2WD)	(22.0)%	Down moderate double digits, moderately more than the industry

40 to 100 horsepower (2WD)	(28.4)%	Down low double digits, moderately better than the industry

over 100 horsepower (2WD)	(14.5)%	Down low double digits, slightly better than the industry

4 wheel drive tractors	2.3%	Down mid single digits, moderately worse than the industry

Sub total tractors over 40 hp	(23.2)%	Down low double digits, moderately better than the industry

Total Ag tractors	(22.6)%	Down low double digits, slightly better than the industry

Combines	17.3%	Up high single digits, moderately less than the industry

AG DEALER INVENTORIES: END OF September 2009

Agricultural Tractors: under 40 horsepower (2WD)	6.1 months supply	1/2 month less than the industry

40 to 100 horsepower (2WD)	6.0 months supply	1 month less than the industry

over 100 horsepower (2WD)	4.6 months supply	1/2 month less than the industry

4 wheel drive tractors	2.5 months supply	1/2 month less than the industry

Total tractors	5.7 months supply	1 month less than the industry

Combines	1.9 months supply	1/2 month more than the industry

October 2009 Flash Report

United States Unit Retail Sales

(Report Released 11/10/2009)

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	October			YTD - October			Beginning Inventory October 2009
	2009	2008	%Chg	2009	2008	%Chg
2WD Farm Tractors
< 40 HP	5,806	7,619	-23.8	71,009	90,273	-21.3	40,601
40 < 100 HP	3,597	6,106	-41.1	42,026	59,727	-29.6	26,049
100+ HP	2,295	3,112	-26.3	19,158	22,411	-14.5	8,635

Total 2WD Farm Tractors	11,698	16,837	-30.5	132,193	172,411	-23.3	75,285
4WD Farm Tractors	507	662	-23.4	3,824	3,793	0.8	974

Total Farm Tractors	12,205	17,499	-30.3	136,017	176,204	-22.8	76,259
Self-Prop Combines	910	983	-7.4	8,364	7,105	17.7	1,445

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and District of Columbia.

October 2009 Flash Report

Canada Unit Retail Sales

(Report Released 11/10/2009)

Copyright, AEM. All rights reserved, if data is referenced, please acknowledge AEM as the source.

	October			YTD - October			Beginning Inventory October 2009
	2009	2008	%Chg	2009	2008	%Chg
2WD Farm Tractors
< 40 HP	1,054	1,560	-32.4	9,222	12,534	-26.4	6,868
40 < 100 HP	1,221	1,340	-8.9	6,014	7,345	-18.1	3,960
100+ HP	648	668	-3.0	3,398	3,976	-14.5	1,983

Total 2WD Farm Tractors	2,923	3,568	-18.1	18,634	23,855	-21.9	12,811
4WD Farm Tractors	181	71	154.9	1,023	944	8.4	251

Total Farm Tractors	3,104	3,639	-14.7	19,657	24,799	-20.7	13,062
Self-Prop Combines	342	203	68.5	2,268	1,958	15.8	496

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in Canada.

CNH Global N.V.

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of October and cumulative for 10 Months of 2009,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Estimated North American Retail Activity – October 2009

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of October 2009

Loader/backhoes	Down high double digits	Down high double digits, moderately more than the industry

Skid Steer Loaders	Down high double digits	Down high double digits, moderately more than the industry

Total Light Equipment*	Down high double digits	Down high double digits, moderately more than the industry

Total Heavy Equipment**	Down high double digits	Down high double digits, significantly more than the industry

RETAIL UNIT SALES: 10 MONTHS 2009

Loader/backhoes	Down high double digits	Down high double digits, moderately better than the industry

Skid Steer Loaders	Down high double digits	Down high double digits, slightly more than the industry

Total Light Equipment*	Down high double digits	Down high double digits, in line with the industry

Total Heavy Equipment**	Down high double digits	Down high double digits, slightly more with the industry

*	As of January 1, 2009 compact track loaders and rough terrain forklift have been included in light equipment, as industry volume estimates are available for both 2008 and 2009.
**	As of January 1, 2009 crawler loaders have been excluded from heavy equipment, as units volumes are no longer significant.